BASIS OF PRESENTATION

This Management’s Discussion and Analysis (“MD&A”) for Westport Innovations Inc. (“Westport”, the “Company”, “we”, “us”, “our”) for the three and six months ended June 30, 2013 provides an update to our annual amended MD&A dated May 31, 2013 for the fiscal year ended December 31, 2012. This information is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2012. Our interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The Company’s reporting currency is the U.S. dollar. This MD&A is dated August 1, 2013.

Additional information relating to Westport, including our Annual Information Form (“AIF”) and Form 40-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. All financial information is reported in U.S. dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such statements include but are not limited to statements regarding the orders or demand for our products, our investments, cash and capital requirements, the intentions of partners and potential customers, the performance of our products, our future market opportunities, availability of funding and funding requirements, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, availability of funding and funding requirements, timing of when we will adopt or meet certain accounting and regulatory standards and the alignment of our business segments. These statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward looking statements. These risks include risks related to revenue growth, operating results, industry and products, general economy, conditions of the capital and debt markets, government or accounting policies and regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent Annual Information Form filed on SEDAR at www.sedar.com.

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The forward-looking statements contained in this MD&A are based upon a number of material factors and assumptions which include, without limitation, market acceptance of our products, product development delays in contractual commitments, the ability to attract and retain business partners, competition from other technologies, price differential between natural gas and other fuels used for transportation, unforeseen claims, exposure to factors beyond our control as well as the additional factors referenced in our annual information form. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by applicable legislation.

The forward looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport does not undertake any obligation to release publicly any revisions to these forward looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

BUSINESS OVERVIEW

We are a leading provider of high-performance, low-emission engine and fuel system technologies utilizing gaseous fuels. Our technology and products enable light (less than 5.9 litre), medium (5.9 to 10 litre), heavy-duty (10 to 16 litre) and high-horsepower (greater than 16 litre) petroleum-based fuel engines to use primarily natural gas, giving users a cleaner, and generally less expensive, alternative fuel based on a more abundant natural resource. Through our partnerships and direct sales efforts, to date, we have sold over 89,000 natural gas and propane engines and fuel systems to customers in more than 19 countries. We currently have strategic relationships with three of the world's top four engine producers and supply or have strategic relationships with six of the world's top ten truck producers, as well as eight of the world's top ten automotive manufacturers.

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Since our founding in 1995, we have focused on developing technology that allows us to produce more environmentally sustainable engines without compromising the performance, fuel economy, durability and reliability of diesel engines. We have invested approximately $500 million towards the research, development and commercialization of our proprietary technologies, which allow engines to operate on natural gas while preserving the key benefits of diesel engines. The substitution of natural gas for petroleum-based fuel drives a significant reduction in harmful combustion emissions, such as particulate matter and greenhouse gases, in addition to providing a relatively inexpensive alternative fuel from a more plentiful natural resource. Our systems enable combustion engines to use gaseous fuels, such as natural gas, propane, renewable natural gas or hydrogen. Our research and development efforts and investments have resulted in a substantial patent portfolio that serves as the foundation for our differentiated technology offerings and competitive advantage.

We leverage our proprietary technology by partnering with the world's leading diesel engine and automotive original equipment manufacturers (“OEMs”) and a diverse group of global vehicle OEMs to develop, manufacture and distribute our engines and fuel systems to a diverse group of global truck and bus OEMs. Our strategic relationships with OEMs provide us with access to their manufacturing capacity, supply chain and global distribution networks without incurring the considerable investment associated with these assets. We commercialize our technology in markets where demand for clean, low emission engines is prevalent.

Internal operating segments include: Applied Technologies, On-Road Systems, New Markets and Off-Road Systems, and Corporate and Technology Investments. In addition, Westport has a diverse set of OEM development relationships and joint ventures.

The principle focus and responsibilities of the reporting alignments are summarized below:

Applied Technologies

The Applied Technologies business unit (“Applied Technologies”) designs, manufactures and sells compressed natural gas ("CNG") and liquefied petroleum gas ("LPG") components and subsystems to over 20 global OEMs including Fiat, Volkswagen, the GAZ Group, Toyota, Chrysler, Tata, and General Motors (“GM”) and to aftermarket customers in over 60 countries. Sales from Westport’s wholly owned Italian subsidiaries OMVL S.p.A. ("OMVL") and Emer S.p.A. ("Emer") and Westport’s Australian operations are reported under Applied Technologies and are made either directly to OEMs or through one of their many distributors.

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Applied Technologies designs and manufactures a range of components from pressure regulators, injectors, electronic control units (“ECUs”) and valves, to filters; sells monofuel and bi-fuel conversion kits; and also offers full engine management solutions and systems that can be launched quickly at a competitive price. Applied Technologies provides Westport with high volume, scalable manufacturing and assembly. The business unit has a strong customer base in Europe and is targeting growing markets in Asia and North and South America.

On-Road Systems

The On-Road Systems business unit (“On-Road Systems”) engineers, designs, assembles and sells complete engine and vehicle systems for automotive, light commercial, trucking and industrial applications. Westport’s existing On-Road Systems OEM customers and partners include Ford, GM, PACCAR Inc. ("PACCAR") (Kenworth and Peterbilt, a PACCAR company), Volvo Car Corporation ("Volvo Car"), AktieBolag Volvo (“AB Volvo”), and Clark Material Handling ("Clark") and through the acquisition of BAF Technologies, Inc. (“BAF”), Creative Bus and AT&T. Current products include the Westport WiNG™ Power System (“Westport WiNG System”) for the Ford F-250/F-350 and F-450/F-550 bi-fuel (CNG and gasoline) Super Duty truck, WestportTM 15L product using Westport high pressure direct injection (“WestportTM HPDI”) technology and offered in Peterbilt and Kenworth heavy-duty trucks, Volvo Car bi-fuel systems (CNG and gasoline) for the V70 wagon, WestportTM 2.4L industrial engines sold to Clark and Cummins Western Canada for forklift and oilfield applications, respectively and products through the BAF acquisition include Ford E-450/E-550, E-250/E-350, F-59 and F-650 and Transit Connect.

On-Road Systems also has additional product development activities underway with AB Volvo for Westport HPDI-powered heavy-duty trucks and advanced engineering development with GM for light-duty vehicles. To facilitate faster adoption of natural gas vehicles, the On-Road Systems business unit also provides additional products and services such as the new WestportTM LNG Tank System and JumpStart mobile fuel services. Growth drivers include growing existing product sales, new product introduction and market expansion.

New Markets and Off-Road Systems

The New Markets and Off-Road Systems business unit (“New Markets and Off-Road Systems”) has been exploring opportunities for using liquefied natural gas ("LNG") fuel in the large, off-road engine applications like rail, mining, marine and oil and gas. Westport’s existing New Markets and Off-Road Systems OEM customers and partners include Caterpillar Inc. ("Caterpillar"), Canadian National Railway (“CN”) and Weichai Power Co. Ltd. ("Weichai").

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In June of 2012, Westport and Caterpillar signed an agreement to collaborate and bring Westport's HPDI technology into these markets. The initial focus of New Markets and Off-Road Systems is on developing Westport HPDI-based large mine trucks and main line locomotives and the Weichai Westport Inc. ("WWI") 12L development program.

Revenues are expected to come from product and component sales, the cryogenic vessels required to store the LNG, and the control systems which deliver fuel to the engine associated with such vehicles. There is a large market opportunity for cryogenic systems where Westport has technology in LNG storage and pump configurations for transportation based on years of experience in On-Road Systems. Westport currently provides a number of cryogenic tank system solutions to carry fuel for large non-Westport HPDI LNG off-road engines currently available as interim solutions in mining, marine and rail until the release of the higher diesel substitution solutions based on direct injection.

Corporate and Technology Investments

The Corporate and Technology Investments business unit ("Corporate and Technology Investments") includes investments in new research and development programs and revenues and expenses related to development programs with OEMs, corporate oversight and general administrative duties. Corporate and Technology Investments focuses on long-term product development and future return on investments.

Westport Joint Ventures

Cummins Westport Inc.

Cummins Westport Inc. (“CWI”), our 50:50 joint venture with Cummins, Inc., (“Cummins”), serves the medium-to heavy-duty engine markets. CWI engines are offered by many OEMs of transit, school and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks and street sweepers. The fuel for CWI engines is typically carried on the vehicles as CNG or LNG. CWI engines are produced at certain Cummins' engine plants, allowing CWI to leverage Cummins' manufacturing footprint without incurring additional capital costs. CWI also utilizes Cummins' supply chain, back office systems and distribution and sales networks.

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Weichai Westport Inc.

Weichai Westport Inc. (“WWI”), a joint venture between Westport (35% interest), Weichai Holding Group Co. Ltd. ("Weichai Holding") (40% interest) and Hong Kong Peterson (CNG) Equipment Ltd. ("Hong Kong Peterson") (25% interest) to focus on the Chinese market. WWI develops, manufactures and sells advanced, alternative fuel engines and parts that are widely used in city bus, coach and heavy-duty truck applications in China or exported to other regions globally. WWI's facility in China currently has an annual production capacity of 50,000 engines.

GENERAL DEVELOPMENTS

On May 30, 2013, Westport announced that it has signed an agreement with GAZ Group to design and develop spark ignited natural gas systems for a new range of GAZ Group CNG commercial vehicles. Westport’s proprietary components and technology will be applied to GAZ’s YaMZ-530 4.4L and 6.6L diesel engines.

On June 5, 2013, Westport announced that CN ordered four LNG tenders from Westport to supply fuel to an adjacent natural-gas powered locomotive. The first tender will be delivered in the fourth quarter of 2013.

On June 28, 2013, Westport announced its acquisition of BAF and its subsidiary, ServoTech Engineering, Inc. (“ServoTech”) from Clean Energy Fuels Corp (“Clean Energy”) for $25 million in Westport common stock. The acquisition expands Westport’s Ford product portfolio and dealership coverage. Westport and Clean Energy also announced a $5 million joint marketing and sales program.

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SELECTED FINANCIAL INFORMATION

The following table sets forth a summary of our financial results for the three and six months ended June 30, 2013 and June 30, 2012:

Selected Consolidated Statements of Operations Data

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
(expressed in millions of United States dollars, except for per share amounts and shares outstanding)

Total revenue	$34.9	$49.1	$64.9	$85.0
Gross margin (1)	8.3	23.1	16.3	31.9
GM %	23.8%	47.0%	25.1%	37.5%

Net loss	(33.9)	(6.1)	(65.7)	(28.7)
Net loss per share – basic and diluted (2)	(0.61)	(0.11)	(1.18)	(0.54)

Weighted average shares outstanding	55,631,945	54,941,622	55,473,038	52,912,760

Cash used in operations before changes in non-cash working capital (3)	(33.7)	(9.5)	(62.8)	(30.5)

(1)	Gross margin is calculated as revenue less cost of product and parts revenue. The Company’s gross margin may not be comparable to those of other entities because some entities include depreciation and amortization related to products sold in cost of sales. Gross margin as defined above applies to the discussion of gross margin throughout the MD&A. (For the three and six months ended June 30, 2013, $1.0 and $2.0, respectively, (2012 - $1.0 and $2.0) in depreciation and amortization is excluded from the calculation of gross margin).

(2)	Fully diluted loss per share is the same as basic loss per share as the effect of conversion of stock options, restricted share units and performance share units would be anti-dilutive.
(3)	See non-GAAP financial measures.

The following table sets forth a summary of our financial position as at June 30, 2013 and December 31, 2012:

Selected Balance Sheet Data

(expressed in millions of United States dollars)	June 30, 2013	December 31, 2012

Cash and short-term investments	$135.3	$215.9
Total assets	449.5	490.1
Long-term financial liabilities (1)	47.9	52.2

(1)	Excluding warranty liability, deferred revenue, deferred income tax liabilities and other long-term liabilities.

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SELECTED FINANCIAL INFORMATION (continued)

The following table sets forth a summary of the financial results of our joint ventures for the three and six months ended June 30, 2013 and June 30, 2012:

Selected CWI Statements of Operations Data
	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
(expressed in millions of United States dollars)

Total revenue	$78.0	$57.0	$122.7	$109.7
Gross margin	20.6	17.4	32.8	37.1
GM %	26.4%	30.5%	26.7%	33.8%

Income before income taxes	10.5	11.6	11.8	26.6

Income attributable to the Company	3.3	3.6	4.1	8.4

Selected WWI Statements of Operations Data
	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
(expressed in millions of United States dollars)

Total revenue	$152.5	$68.8	$258.4	$106.0
Gross margin	11.9	9.5	19.0	15.7
GM %	7.8%	13.8%	7.4%	14.8%

Income before income taxes	4.5	3.9	7.9	5.9

Income attributable to the Company	1.3	1.1	2.4	1.7

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OVERVIEW OF THREE AND SIX MONTHS ENDED JUNE 30, 2013 RESULTS

Total Consolidated Revenues

(expressed in millions of U.S. dollars)

	Three months ended June 30,		Change		Six months ended June 30,		Change
	2013	2012	$	%	2013	2012	$	%

Applied Technologies	$25.2	$27.8	$(2.6)	-9%	$48.5	$51.1	$(2.6)	-5%
On-Road Systems	8.4	7.2	1.2	17%	14.1	19.8	(5.7)	-29%
Corporate and Technology Investments	1.3	14.1	(12.8)	-91%	2.3	14.1	(11.8)	-84%

Total consolidated revenues	$34.9	$49.1	$(14.2)	-29%	$64.9	$85.0	$(20.1)	-24%

Operating Results

For the three months ended June 30, 2013, our consolidated revenues were $34.9 million compared to $49.1 million in the prior year period, a decrease of $14.2 million, or 29%. The decrease in revenue was primarily driven by a decrease in Corporate and Technology Investments revenue of $12.8 million due to the one-time license revenue of $8.0 million recognized in the prior year period and timing of revenue recognized under our development agreements. On-Road Systems had lower revenue generated due to lower sales of the Westport 15L systems and the bi-fuel systems for the V70 wagon when compared to the prior year. The decrease in revenue was offset by increased sales of the Westport WiNG System and shipments of the Westport 2.4L product to forklift and oilfield customers.

For the six months ended June 30, 2013, our consolidated revenues were $64.9 million compared to $85.0 million in the prior year period, a decrease of $20.1 million, or 24%. The decrease in revenue was primarily driven by a decrease in Corporate and Technology Investments revenue of $11.8 million due the one-time license revenue of $8.0 million recognized in the prior year period and timing of revenue recognized under our development agreements. On-Road Systems had lower revenue generated due to lower sales of the Westport 15L systems and the bi-fuel systems for the V70 wagon when compared to the prior year. The decrease in revenue was offset by increased sales of the Westport WiNG System as the product launch occurred in the second quarter of the prior year.

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Consolidated net loss attributable to the Company for the three months ended June 30, 2013 was $33.9 million, or $0.61 loss per diluted share, compared to a $6.1 million net loss, or $0.11 loss per diluted share, for the three months ended June 30, 2012. The $27.8 million increase in net loss was primarily due to an increase in segment operating loss in Corporate and Technology Investments of $23.7 million, Off-Road Systems of $0.5 million, a decrease in segment operating income in Applied Technologies of $2.6 million, offset by decrease in segment operating loss in On-Road Systems of $1.3 million. Included in our net loss for the three months ended June 30, 2013 is $3.4 million net foreign exchange gains attributed mainly to the movement in the Canadian dollar relative to the U.S. dollar, which is unrealized. Excluding this impact, our net loss and net loss per share was $37.3 million and $0.67, respectively.

Consolidated net loss attributable to the Company for the six months ended June 30, 2013 was $65.7 million, or $1.18 loss per diluted share, compared to a $28.7 million net loss, or $0.54 loss per diluted share, for the six months ended June 30, 2012. The $37.0 million increase in net loss was primarily due to an increase in segment operating loss in Corporate and Technology Investments of $31.3 million, Off-Road Systems of $1.5 million, a decrease in segment operating income in Applied Technologies of $3.6 million, net decrease in our share of equity income of $4.3 million from CWI, offset by decrease in segment operating loss in On-Road Systems of $2.5 million and net increase in our share of equity income of $0.7 million from WWI. Included in our net loss for the six months ended June 30, 2013 is $6.4 million net foreign exchange gains attributed mainly to the movement in the Canadian dollar relative to the U.S. dollar, which is unrealized. Excluding this impact, our net loss and net loss per share was $72.1 million and $1.30, respectively.

Cash, cash equivalents and Investments

As of June 30, 2013, our cash, cash equivalents and short-term investments balance was $135.3 million compared to $215.9 million at December 31, 2012. For the six months ended June 30, 2013, cash used in operations was $65.2 million with $62.8 million used for operating purposes and $2.4 million related to changes in working capital. We purchased $15.2 million of property and equipment and repaid a portion of our long-term debt within Emer totaling $1.8 million. We issued shares through the exercise of stock options, which resulted in an additional $0.5 million in cash, received dividends from our joint ventures of $2.2 million and $1.2 million in cash was acquired as a result of the BAF acquisition.

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CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. The Company’s accounting policies are described in Note 2 of our fiscal year ended December 31, 2012 annual consolidated financial statements. There have been no changes in accounting policies applied to June 30, 2013. We have identified several policies as critical to the measurement of our business operations and in understanding our results of operations. These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include our accounting of CWI as a variable interest entity, warranty liability, revenue recognition, inventories, property, equipment, furniture and leasehold improvements, stock-based compensation, goodwill and intangible assets. The application of these and other accounting policies are described in Note 2 of our fiscal year ended December 31, 2012 annual consolidated financial statements and our 2012 Management and Discussion Analysis. Actual amounts may vary significantly from estimates used.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Balance sheet

In December 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (“ASU 2011-11”). ASU 2011-11 enhances disclosures regarding financial instruments and derivative instruments. Entities are required to provide both net information and gross information for these assets and liabilities in order to enhance comparability between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of IFRS. In January 2013, the FASB issued ASU No. 2013-01 (“ASU 2013-01”), to clarify the scope of the new offsetting disclosures in ASU 2011-11. The ASU clarifies that the scope includes bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and lending agreements subject to a master netting arrangement or similar agreements. The new guidance is to be applied retrospectively. These updates were effective for the Company on January 1, 2013. The adoption of the updates did not have a material impact on the Company’s consolidated financial statements.

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Comprehensive Income

In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). ASU 2013-02 purpose is to improve the reporting of reclassifications out of accumulated other comprehensive income. Entities are required to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles (GAAP) to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. This new guidance is to be applied prospectively. This update was effective for the Company on January 1, 2013. The adoption of this update did not have a material impact on the Company’s consolidated financial statements.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Changes in Internal Control over Financial Reporting

During the six month period ended June 30, 2013, there were no changes to our internal control over financial reporting that materially affected or are reasonably likely to materially affect, our internal controls over financial reporting. However, as described in the December 31, 2012 annual amended MD&A, Management concluded that the following material weakness existed in the Company’s internal control over financial reporting as of December 31, 2012. The Company did not employ accounting staff with an appropriate level of technical accounting knowledge, experience and training in the application of recognition, measurement and disclosure requirements of U.S. GAAP and experience with regulatory requirements. This material weakness creates a reasonable possibility that material misstatement of the financial statements will not be prevented or detected on a timely basis. We are in the process of developing enhanced control procedures designed to ensure accounting personnel have adequate knowledge in assessing complex accounting issues involving significant judgment and disclosures in our consolidated financial statements through training and technical accounting courses and seminars, and we are in the process of identifying a policy determining when to consult a third party accounting advisor. The material weakness cannot be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

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FINANCIAL OVERVIEW

RESULTS FROM OPERATIONS

Total Revenue

The following table summarizes total revenues by segment for the three and six months ended June 30, 2013 and June 30, 2012:

Total Revenues

(expressed in millions of U.S. dollars)

	Three months ended June 30,		Change		Six months ended June 30,		Change
	2013	2012	$	%	2013	2012	$	%

Applied Technologies	$25.2	$27.8	$(2.6)	-9%	$48.5	$51.1	$(2.6)	-5%
On-Road Systems	8.4	7.2	1.2	17%	14.1	19.8	(5.7)	-29%
New Markets and Off-Road Systems	-	-	-	n/a	-	-	-	n/a
Corporate and Technology Investments	1.3	14.1	(12.8)	-91%	2.3	14.1	(11.8)	-84%
CWI	78.0	57.0	21.0	37%	122.7	109.7	13.0	12%
WWI	152.5	68.8	83.7	122%	258.4	106.0	152.4	144%
Total segment revenues	$265.4	$174.9	$90.5	52%	$446.0	$300.7	$145.3	48%

Less: Equity investees' revenues	230.5	125.8	104.7	83%	381.1	215.7	165.4	77%

Total consolidated revenues	$34.9	$49.1	$(14.2)	-29%	$64.9	$85.0	$(20.1)	24%

Applied Technologies

Revenue for the three and six months ended June 30, 2013 was $25.2 million and $48.5 million, compared to $27.8 million and $51.1 million to the same periods last year, respectively. Decrease in revenue of $2.6 million is due primarily to lower sales in Europe and South East Asia, partially offset by stronger sales in Russia and China.

On-Road Systems

Revenue for the three months ended June 30, 2013 increased $1.2 million, or 17% from $7.2 million to $8.4 million. Increase in On-Road Systems revenue is primarily due to full quarter sales of the Westport WiNG System for the F-250/F-350 bi-fuel Super Duty trucks and increased shipments of Westport 2.4L industrial systems to forklift and oilfield customers. Increases in revenue were offset by lower shipments of Westport 15L systems and bi-fuel systems for the V70 wagon. On-Road Systems parts revenue for the three months ended June 30, 2013 increased $0.4 million to $1.1 million compared to $0.7 million for the three months ended June 30, 2012.

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For the six months ended June 30, 2013, On-Road Systems revenue decreased $5.7 million, or 29% from $19.8 million to $14.1 million. The lower shipments of the Westport 15L systems and bi-fuel systems for the V70 wagon resulted in a decrease in revenue. These decreases in revenue were offset by an increase in revenue from the Westport WiNG System for the F-250/F-350 bi-fuel Super Duty truck and increased shipments of Westport 2.4L industrial systems to forklift and oilfield customers. On-Road Systems parts revenue for the six months ended June 30, 2013 increased $1.1 million to $2.4 million compared to $1.3 million for the six months end June 30, 2012.

New Markets and Off-Road Systems is a new business unit and has not generated revenue in the current or prior year periods.

Corporate and Technology Investments

For the three and six months ended June 30, 2013, we recognized $1.3 and $2.3 million, respectively under our development agreements from services provided during the period. All costs associated with our development agreements were recorded as research and development expenses in the period incurred in the consolidated statement of operations.

Revenue for the three and six months ended June 30, 2012 was $14.1 million, which included a one-time license revenue of $8.0 million and $6.1 million under our development agreements.

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CWI

Revenue for the three months ended June 30, 2013 increased $21.0 million, or 37% from $57.0 million to $78.0 million. CWI product revenue for the three months ended June 30, 2013 increased $19.0 million, or 40%, to $66.7 million on sales of 2,716 units compared to $47.7 million and 1,972 units for the three months ended June 30, 2012. The increased quarterly volumes in North America were driven by higher sales in all segments but mainly in truck and refuse applications. The launch of the ISX12 G heavy duty truck engine in April contributed to the truck segment growth compared to the prior year period. International volumes increased compared to the prior year period as a result of a large shipment in the three months ended June 30, 2013. CWI parts revenue for the three months ended June 30, 2013 was $11.3 million compared with $9.3 million for the three months end June 30, 2012.

For the six months ended June 30, 2013 revenue increased $13.0 million, or 12% from $109.7 million to $122.7 million. CWI product revenue for the six months ended June 30, 2013 increased $10.2 million, or 11%, to $101.4 million on sales of 4,029 units compared to $91.2 million and 3,915 units for the six months ended June 30, 2012. For six months ended June 30, 2013, volume in North America increased due to contributions from the ISX12 G. However, international volumes decreased when compared to the prior year period due to a large shipment to international customer in the prior year period. CWI parts revenue for the six months ended June 30, 2013 was $21.3 million compared with $18.4 million for the six months end June 30, 2012.

WWI

Revenue for the three months ended June 30, 2013 increased $83.7 million, or 122% from $68.8 million to $152.5 million. WWI shipped 12,410 units for the three months ended June 30, 2013 compared with 5,331 units for the three months ended June 30, 2012. For the six months ended June 30, 2013 WWI revenue increased $152.4 million, or 144% from $106.0 million to $258.4 million. WWI shipped 20,939 units for the six months ended June 30, 2013 compared with 8,059 units for the six months ended June 30, 2012.

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Gross Margin

The following table presents gross margin by segment for the three months ended June 30, 2013 compared to three months ended June 30, 2012:

Gross Margin

(expressed in millions of U.S. dollars)

	Three months ended June 30,	% of	Three months ended June 30,	% of	Change
	2013	Revenue	2012	Revenue	$	%

Applied Technologies	$7.1	28.2%	$8.2	29.5%	$(1.1)	-13%
On-Road Systems	(0.1)	-1.2%	0.8	11.1%	(0.9)	-113%
New Markets and Off-Road Systems	-	n/a	-	n/a	-	n/a
Corporate and Technology Investments	1.3	100.0%	14.1	100.0%	(12.8)	-91%
CWI	20.6	26.4%	17.4	30.5%	3.2	18%
WWI	11.9	7.8%	9.5	13.8%	2.4	25%
Total segment gross margin	$40.8	15.5%	$50.0	28.6%	$(9.2)	-18%

Less: Equity investees' gross margin	32.5	14.1%	26.9	21.4%	5.6	21%

Total consolidated gross margin	$8.3	23.8%	$23.1	47.0%	$(14.8)	-64%

Applied Technologies

Gross margin decreased $1.1 million to $7.1 million, or 28.2% of revenue, for the three months ended June 30, 2013 compared to $8.2 million, or 29.5% of revenue for the three months ended June 30, 2012. The decrease in gross margin percentage was due to lower absorption of fixed overhead costs and product mix during the period.

On-Road Systems

Gross margin decreased $0.9 million to negative $0.1 million, or negative 1.2% of revenue, from $0.8 million, or 11.1% of revenue for the three months ended June 30, 2012. The decrease in gross margin percentage was due to lower absorption of fixed overhead costs, product mix and negative warranty adjustments on the Westport 15L product during the period. Excluding warranty related impact, gross margin percentage would have been 17.9%.

Corporate and Technology Investments gross margin decreased $12.8 million from $14.1 to $1.3 million. The gross margin percentage was 100% as Corporate and Technology Investments gross margin relates entirely to service revenue under our development agreements and one-time license revenue.

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CWI gross margin increased $3.2 million to $20.6 million, or 26.4% of revenue from $17.4 million or 30.5% of revenue. CWI product margin and product gross margin percentage for the three months ended June 30, 2013 were $15.3 million and 23%, respectively, compared to $13.5 million and 28%, respectively, for the three months ended June 30, 2012. The decrease in CWI gross margin percentage during the three months ended June 30, 2013 was due to mix of sales primarily from the sale of ISX12 G engines, which have a low gross margin on product launch and net warranty adjustments and net extended coverage claims totaling $0.3 million compared to the three months ended June 30, 2012. Warranty adjustments and net extended coverage claims totaling $5.1 million were recorded in the three months ended June 30, 2013. Excluding the warranty related impact, CWI gross margin percentage would have been 32.9%. CWI parts gross margin percentage for the three months ended June 30, 2013 increased compared to the three months ended June 30, 2012.

WWI gross margin increased $2.4 million to $11.9 million, or 7.8% of revenue from $9.5 million or 13.8% of revenue. The decrease in gross margin percentage related primarily to product mix and product pricing remains discounted as WWI penetrates new markets and builds market share.

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The following table presents gross margin by segment for the six months ended June 30, 2013 compared to six months ended June 30, 2012:

Gross Margin

(expressed in millions of U.S. dollars)

	Six months ended June 30,	% of	Six months ended June 30,	% of	Change
	2013	Revenue	2012	Revenue	$	%

Applied Technologies	$13.7	28.2%	$14.8	29.0%	$(1.1)	-7%
On-Road Systems	0.3	2.1%	3.0	15.2%	(2.7)	-90%
New Markets and Off-Road Systems	-	n/a	-	n/a	-	n/a
Corporate and Technology Investments	2.3	100.0%	14.1	100.0%	(11.8)	-84%
CWI	32.8	26.7%	37.1	33.8%	(4.3)	-12%
WWI	19.0	7.4%	15.7	14.8%	3.3	21%
Total segment gross margin	$68.1	15.3%	$84.7	28.3%	$(16.6)	-20%

Less: Equity investees' gross margin	51.8	13.6%	52.8	24.5%	(1.0)	-2%

Total consolidated gross margin	$16.3	25.1%	$31.9	37.5%	$(15.6)	-49%

Applied Technologies gross margin decreased $1.1 million to $13.7 million, or 28.2% of revenue for the six months ended June 30, 2013 compared to $14.8 million, or 29.0% of revenue for the six months ended June 30, 2012. The decrease in gross margin percentage was due to lower absorption of fixed overhead costs and product mix during the period.

On-Road Systems gross margin decreased $2.7 million to $0.3 million, or 2.1% of revenue for the six months ended June 30, 2013 compared to $3.0 million, or 15.2% of revenue for the six months ended June 30, 2012. The decrease in gross margin percentage was due to lower absorption of fixed overhead costs, product mix and negative warranty adjustments on the Westport 15L product during the period. Excluding warranty related impact, gross margin percentage would have been 17.0%.

Corporate and Technology Investments gross margin decreased $11.8 million from $14.1 to $2.3 million. The gross margin percentage was 100% as Corporate and Technology Investments gross margin relates entirely to service revenue under our development agreements and one-time license revenue.

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CWI gross margin decreased $4.3 million to $32.8 million, or 26.7% of revenue from $37.1 million or 33.8% of revenue. CWI product margin and product gross margin percentage for the six months ended June 30, 2013 were $23.2 million and 22.9%, respectively, compared to $29.5 million and 32.3%, respectively, for the six months ended June 30, 2012. The decrease in CWI gross margin percentage during the six months ended June 30, 2013 was due primarily to mix of sales, net warranty adjustments and net extended coverage claims totaling $1.0 million compared to the six months ended June 30, 2012. Warranty adjustments and net extended coverage claims of totaling $8.9 million were recorded in the six months ended June 30, 2013. Excluding the warranty related impact, CWI gross margin percentage would have been 34.0%. CWI parts gross margin percentage for the six months ended June 30, 2013 increased compared to the six months ended June 30, 2012.

WWI gross margin increased $3.3 million to $19.0 million, or 7.4% of revenue from $15.7 million or 14.8% of revenue. The decrease in gross margin percentage related primarily to product mix and product pricing remains discounted as WWI penetrates new markets and builds market share.

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Research and Development Expenses

The following table presents details of research and development (“R&D”) expense by segment for the three and six months ended June 30, 2013 and June 30, 2012:

Research and Development

(expressed in millions of U.S. dollars)

	Three months ended June 30,		Change		Six months ended June 30,		Change
	2013	2012	$	%	2013	2012	$	%

Applied Technologies	$1.3	$0.6	$0.7	117%	$2.6	$1.5	$1.1	73%
On-Road Systems	3.5	6.2	(2.7)	-44%	7.3	13.9	(6.6)	-47%
New Markets and Off-Road Systems	0.4	0.9	(0.5)	-56%	0.8	1.5	(0.7)	-47%
Corporate and Technology Investments	18.7	10.4	8.3	80%	33.6	15.5	18.1	117%
Total research and development	$23.9	$18.1	$5.8	32%	$44.3	$32.4	$11.9	37%

Research and development expenses, net of program funding, for the three and six months ended June 30, 2013 increased $5.8 million and $11.9 million, respectively, compared to the same periods last year.

Applied Technologies

For the three and six months ended June 30, 2013, R&D expenses increased $0.7 million and $1.1 million, respectively, compared to the same periods last year, primarily related to new product development programs and quality enhancements.

On-Road Systems

For the three and six months ended June 30, 2013, R&D expenses decreased $2.7 million and $6.6 million, respectively, compared to the same periods last year, primarily due to costs incurred in the prior year for the launch of the Westport WiNG System on the F-250/F-350 bi-fuel Super Duty trucks.

Corporate and Technology Investments

For the three and six months ended June 30, 2013, R&D expenses increased $8.3 million and $18.1 million, respectively, compared to the same periods last year, primarily driven by increases in investment under our new and existing development programs.

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Selling, General and Administrative Expenses

The following table presents details of selling, general and administrative (“SG&A”) expense by segment for the three and six months ended June 30, 2013 and June 30, 2012:

Selling, General and Administrative

(expressed in millions of U.S. dollars)

	Three months ended June 30,		Change		Six months ended June 30,		Change
	2013	2012	$	%	2013	2012	$	%

Applied Technologies	$3.7	$2.8	$0.9	32%	$7.1	$5.7	$1.4	25%
On-Road Systems	5.8	5.2	0.6	12%	11.4	10.1	1.3	13%
New Markets and Off-Road Systems	3.1	2.1	1.0	48%	5.5	3.3	2.2	67%
Corporate and Technology Investments	8.3	5.8	2.5	43%	16.0	14.6	1.4	10%
Total selling, general and administrative	$20.9	$15.9	$5.0	31%	$40.0	$33.7	$6.3	19%

Selling, General and administrative expenses for the three and six months ended June 30, 2013 increased $5.0 million and $6.3 million, respectively, compared to the same periods last year.

Applied Technologies

For the three and six months ended June 30, 2013, SG&A expenses increased $0.9 million and $1.4 million, respectively, compared to the same periods last year primarily due to increase in salaries and benefits, costs related to our Australian facility and sales and marketing activities.

On-Road Systems

For the three and six months ended June 30, 2013, SG&A expenses increased $0.6 million and $1.3 million, respectively, compared to the same periods last year primarily due to increased headcount, higher facilities and office expenses related to our Detroit and Kentucky facilities and sales and marketing associated with the F-250/F-350 bi-fuel Super Duty trucks.

New Markets and Off-Road Systems

For the three and six months ended June 30, 2013, SG&A expenses increased $1.0 million and $2.2 million, respectively, compared to the same periods last year as there was limited activity other than sales and marketing activity in the prior year period. In the current year periods, expenses relate to costs to support the development of the business and manage the Off-Road applications programs.

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Corporate and Technology Investments

For the three months ended June 30, 2013, SG&A expenses increased from $5.8 million to $8.3 million due to increase in headcount to support new programs and global market development efforts. For the six months ended June 30, 2013, SG&A expenses increased from $14.6 million to $16.0 million due to increase in headcount to support new programs and global market development efforts, offset by a reduction in professional service fees incurred in the prior year period.

Unconsolidated Joint Venture Operating Expenses

The following table presents details of the operating expense of our joint ventures for the three and six months ended June 30, 2013 compared to three and six months ended June 30, 2012:

Unconsolidated Joint Venture Operating Expenses

(expressed in millions of U.S. dollars)

	Three months ended June 30,		Change		Six months ended June 30,		Change
	2013	2012	$	%	2013	2012	$	%

CWI	$10.0	$5.9	$4.1	69%	$20.8	$10.6	$10.2	96%
WWI	7.4	5.6	1.8	32%	11.1	9.8	1.3	13%

Total JV operating expenses	$17.4	$11.5	5.9	51%	$31.9	$20.4	11.5	56%

CWI operating expenses were $10.0 million for the three months ended June 30, 2013 compared with $5.9 million for the three months ended June 30, 2012. For the six months ended June 30, 2013, CWI operating expenses increased by $10.2 million to $20.8 million from $10.6 million for the six month period ended June 30, 2012. The $4.1 million and $10.2 million increases for the three and six months ended June 30, 2013, respectively, were primarily driven by research and development expenses related to ISX12 G and ISB6.7 G programs, as well as reliability improvements for current products.

WWI operating expenses increased by $1.8 million to $7.4 million for the three months ended June 30, 2013 from $5.6 million for the three months ended June 30, 2012. For the six months ended June 30, 2013, WWI operating expenses increased by $1.3 million to $11.1 million from $9.8 million for the six month period ended June 30, 2012. The increase relates primarily to higher product development costs and facilities and support costs associated with the continued growth.

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Foreign exchange gains and losses reflected net realized gains and losses on foreign currency transactions and the net unrealized gains and losses on our net U.S. dollar denominated monetary assets and liabilities in our Canadian operations that were mainly composed of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. In addition, the Company has foreign exchange exposure on Euro denominated monetary assets and liabilities where the functional currency of the subsidiary is not the Euro including the Euro denominated long-term liability payable to Societa Italiana Tecnomeccaica La Precisa S.p.A and SIT International B.V., (“the Sellers”) of OMVL. For the three and six months ended June 30, 2013, we recognized a net foreign exchange gain of $3.4 million and $6.4 million, respectively, with the movement in the Canadian dollar relative to the U.S. dollar. This compares to a net foreign exchange gain of $4.9 million and $4.5 million for the three and six months ended June 30, 2012 respectively. A majority of the foreign exchange gain for the three and six months ended June 30, 2013 is unrealized.

Depreciation and amortization for the three and six months ended June 30, 2013 was $3.8 million and $7.4 million compared to $2.7 million and $5.2 million for the three and six months ended June 30, 2012 respectively. The increase primarily related to depreciation of the property and equipment purchases and the intangible assets acquired in the prior year.

Income from investments accounted for by the equity method primarily relates to our 50% interest in CWI and 35% interest in WWI.

Income from investment accounted for by the equity method

(expressed in millions of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012

CWI - 50% interest	$3.3	$3.6	$4.1	$8.4
WWI - 35% interest	1.3	1.1	2.4	1.7
Other	-	(0.1)	(0.2)	-

Income from investment accounted for by the equity method	$4.6	$4.6	$6.3	$10.1

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Interest on long-term debt and amortization of discount expense primarily relates to our CDN$ debentures, amortization of deferred financing charges and interest on our senior financing facilities.

Interest on long-term debt and amortization of discount

(expressed in millions of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012

Canadian debentures	$0.8	$0.8	$1.6	$1.6
Senior financing facilities	0.3	0.4	0.6	0.7
Amortization of discount and non-cash interest expense	0.1	0.1	0.3	0.3

Total Interest on long-term debt	$1.2	$1.3	$2.5	$2.6

Income tax expense for the three and six months ended June 30, 2013 was $0.3 million and $0.6 million, respectively, compared to an income tax expense of $0.8 million and $1.6 million, respectively, for the three and six months ended June 30, 2012. The decrease primarily relates to lower taxable income in Emer and OMVL in the current year periods.

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

As at June 30, 2013, our cash, cash equivalents and short-term investment position was $135.3 million, a decrease of $80.6 million from $215.9 million at December 31, 2012. Cash and cash equivalents consist of guaranteed investment certificates, term deposits and bankers acceptances with maturities of 90 days or less when acquired. Short-term investments consist of investment grade bankers’ acceptances, term deposits and commercial paper. We invest primarily in short-term paper issued by Schedule 1 Canadian banks, R1 high rated corporations and governments.

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For the six months ended June 30, 2013, our cash used in operations was $65.2 million. Cash used in operations before changes in non-cash working capital, a non-GAAP measure, was $62.8 million. Changes in non-cash working capital resulted in a use of $2.4 million. The $2.4 million change in working capital was impacted, by increases in accounts receivable of $2.3 million, inventory of $4.3 million and prepaid expenses of $0.3 million, partially offset by increases in accounts payable and accrued liabilities of $3.8 million, deferred revenue of $0.8 million and warranty liability of $0.1 million. Cash used in investing activities included purchase of fixed assets of $15.2 million offset by cash received from sale of short-term investments of $25.8 million, $2.2 million in dividends received from joint ventures and $1.2 million in cash was acquired as result of the BAF acquisition. Cash provided by financing activities included $0.5 million in shares issued for stock option exercises offset by repayment of a portion of the long-term debt within Emer of $1.8 million.

Our plan is to use our current cash, cash equivalents and short-term investments, our share of CWI dividends (typically declared and paid quarterly) and borrowings under our credit facility to fund our committed milestones and obligations for our current programs. We will also continue to seek third party and government funding on commercially acceptable terms to offset costs of our investments; however, there are no guarantees that we will be successful in obtaining third party funding on acceptable terms or at all.

On February 27, 2012, the Company issued a total of 6,325,000 Common Shares at a price of $43.25 per share for gross proceeds of $273.6 million. The net proceeds of $265.4 million (net of share issuance costs of $8.1 million) will be used by us to further our business objectives of developing technology and relationships in new and adjacent market opportunities with OEMs focused on industrial and automotive, and On-Road and Off-Road applications and capital expenditures including new test facilities.

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Our cash position at June 30, 2013 includes cash generated from several other sources, including product revenue, parts revenue and service and other revenue. Therefore, our cash position is net of expenditures related to the use of proceeds disclosed in the public offering. To date, we have made gross expenditures related to the use of proceeds disclosed in the public offering as follows:

		Estimate of proceeds used during the
	Estimated use of	Six months	Twelve months
	proceeds at time of	ended	ended	Inception
(expressed in millions of U.S. dollars)	public offering	June 30, 2013	December 31, 2012	to date
	$	$	$	$

Off-Road Applications (formerly HHP Applications)	50.0 – 100.0	6.9	6.5	13.4
Capital Expenditures	30.0 – 50.0	4.2	14.2	18.4
Geographic Expansion (formerly HD business units)	20.0 – 40.0	22.9	37.0	59.9
Geographic Expansion (formerly LD business units)	20.0 – 40.0	14.3	29.5	43.8
General Corporate Purposes	36.3 – 146.3	32.3	28.1	60.4

	266.3	80.6	115.3	195.9

Westport’s capital requirements will vary depending on a number of factors, including the timing and size of orders for our LNG systems, our ability to successfully launch products on time, our supply chain and manufacturing requirements, our success in executing our business plan, relationships with current and potential strategic partners, commercial sales and margins, product reliability, progress on research and development activities, capital expenditures and working capital requirements. We also continue to review investment and acquisition opportunities on a regular basis for technologies, businesses and markets that would complement our own products or assist us in our commercialization plans. Significant new orders, expanded engine programs, acquisitions or investments could require additional funding. If such additional funding is not available to us, if expected orders do not materialize or are delayed, or if we have significant overspending in our programs, we may be required to delay, reduce or eliminate certain research and development activities, reduce or cancel inventory orders, and possibly forego new program, acquisition or investment opportunities. Any of those circumstances could potentially result in a delay of the commercialization of our products in development and could have an adverse effect on our business, results of operations, liquidity and financial condition.

This “Capital Requirements, Resources and Liquidity” section contains certain forward looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers are encouraged to read the “Forward Looking Statements” and “Basis of Presentation” sections of this MD&A, which discusses forward-looking statements and the “Business Risks and Uncertainties” section of this MD&A and of our AIF.

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SHARES OUTSTANDING

For the three months ended June 30, 2013 and 2012 the weighted average number of shares used in calculating the net loss per share was 55,631,945 and 54,941,622, respectively. During the three months ended June 30, 2013, we granted nil stock options and nil share units relating to our long-term incentive programs. The shares, share options and performance share units outstanding and exercisable as at the following dates are shown below:

	June 30, 2013		August 1, 2013
	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$
Shares outstanding	56,384,038		56,488,220
Share Options
- Outstanding	883,979	29.69	852,287	30.14
- Exercisable	340,654	23.17	316,628	23.95
Share Units
- Outstanding	1,385,485	N/A	1,320,533	N/A
- Exercisable	267,197	N/A	185,374	N/A

(weighted average exercise prices are presented in Canadian dollars)

SELECTED QUARTERLY FINANCIAL DATA (unaudited)

Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, product launch dates, research and development project cycles, timing of related government funding and foreign exchange impacts. Net loss has and can vary significantly from one quarter to another depending on operating results, income from investment accounted for by the equity method, gains and losses from investing activities, stock-based compensation awards, recognition of tax benefits and other similar events.

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The following table provides summary unaudited financial data for our last eight quarters:

Selected Consolidated Quarterly Operations Data (unaudited)

Three months ended	30-Sep-11	31-Dec-11	31-Mar-12	30-Jun-12	30-Sep-12	31-Dec-12	31-Mar-13	30-Jun-13
(expressed in millions of United States dollars except for per share amounts)
Product revenue	$31.0	$32.1	$35.3	$34.3	$28.3	$31.0	$27.3	$32.5
Parts revenue	0.5	1.0	0.7	0.7	1.0	1.1	1.3	1.1
Service and other revenue	0.4	9.8	-	14.1	1.4	7.8	1.4	1.3
Total revenue	31.9	42.9	36.0	49.1	30.7	39.9	30.0	34.9

Cost of product and parts revenue	26.8	28.5	27.1	26.0	22.9	26.5	22.0	26.6
Gross margin	5.1	14.4	8.9	23.1	7.8	13.3	8.0	8.3
Gross margin percentage	16.0%	33.6%	24.7%	47.0%	25.4%	33.3%	26.7%	23.8%

Net loss for the period	$(13.2)	$(14.5)	$(22.6)	$(6.1)	$(32.5)	$(37.6)	$(31.8)	$(33.9)

Net loss per share
Basic and Diluted (1)	$(0.28)	$(0.30)	$(0.44)	$(0.11)	$(0.59)	$(0.68)	$(0.57)	$(0.61)

Income from unconsolidated joint ventures:

CWI net income attributable to the Company	4.7	5.3	4.8	3.6	3.6	1.2	0.8	3.3

WWI net income attributable to the Company	0.4	0.5	0.6	1.1	0.7	0.5	1.0	1.3

(1) Fully diluted loss per share is not materially different as the effect of stock options, restricted share units and performance share units would be anti-dilutive.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Contractual obligations and commitments have been disclosed in our annual amended MD&A dated May 31, 2013 and are substantially unchanged.

CONTINGENT OFF-BALANCE SHEET ARRANGEMENTS

Commitments and contingencies have been disclosed in our annual amended MD&A dated May 31, 2013 and are substantially unchanged.

BUSINESS RISKS AND UNCERTAINTIES

An investment in our business involves risk and readers should carefully consider the risks described in our AIF and other filings on www.sedar.com and www.sec.gov. Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks discussed in our AIF, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operation or prospects. While we have attempted to identify the primary known risks that are material to our business, the risks and uncertainties discussed in our AIF may not be the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity, results of operation or prospects. A full discussion of the risks impacting our business is contained in the AIF for the fiscal year ended December 31, 2012 under the heading “Risks Factors” and is available on SEDAR at www.sedar.com.

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NON-GAAP MEASURES

We use certain non-GAAP measures to assist in assessing our financial performance and liquidity. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Non-GAAP measures and reconciliations to financial statement line items for the periods indicated are as follows:

Cash flows from operations before changes in non-cash working capital

(expressed in millions of U.S. dollars)	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012

Cash flow from operations
Net loss for the period	$(33.9)	$(6.1)	$(65.7)	$(28.7)
Items not involving cash:
Depreciation and amortization	3.8	2.7	7.4	5.2
Stock-based compensation expense	4.1	2.9	7.5	6.5
Unrealized foreign exchange gain	(3.4)	(4.9)	(6.4)	(4.5)
Deferred income tax expense	(0.2)	0.2	(0.2)	0.6
Income from investment accounted for
by the equity method	(4.6)	(4.6)	(6.3)	(10.1)
Accretion of long-term debt	0.5	0.3	0.9	0.5

Cash flows from operations before changes in non-cash operating working capital	$(33.7)	$(9.5)	$(62.8)	$(30.5)

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